SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29984; 812-13971]

Domini Social Investment Trust and Domini Social Investments LLC; Notice of Application

March 21, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants: Domini Social Investment Trust (the "Trust") and Domini Social Investments LLC

(the "Adviser") (collectively, "Applicants").

Filing Dates: The application was filed October 26, 2011, and amended on March 15, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 16, 2012, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: Megan L. Dunphy, Domini Social

Investments LLC, 532 Broadway, 9th Floor, New York, NY, 10012-3939.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Massachusetts business trust, is registered under the Act as open-end

management investment company and currently offers three series of shares (each a "Series"),

each with its own distinct investment objectives, policies and restrictions.[1] The Adviser is, and

any future Adviser will be, registered as an investment adviser under the Investment Advisers

Act of 1940 ("Advisers Act"). The Adviser serves as the investment adviser to each Series

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[1] Applicants also request relief with respect to any future series of the Trust and to any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successors (included in the term "Adviser"); (b) uses the manager of managers structure described in the application ("Manager of Managers Structure"); and (c) complies with the terms and conditions of this application (together with the current Series, each a "Subadvised Fund" and collectively, the "Subadvised Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant. Each Series that is or currently intends to be a Subadvised Fund, and each Subadviser (as defined below) that currently intends to rely on the requested order, is identified in this application. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Subadvised Fund contains the name of a Subadviser, the name of the Adviser that serves as the primary adviser to the Subadvised Fund will precede the name of the Subadviser.

pursuant to an investment advisory agreement with the Trust (each an "Investment Advisory Agreement" and collectively, the "Investment Advisory Agreements").[2] Each Investment Advisory Agreement was approved or will be approved by the board of trustees of the Trust (the "Board"), including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust, the Subadvised Fund, or the Adviser ("Independent Trustees") and by the shareholders of the relevant Subadvised Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act.[3]

2.   Under the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, furnishes a continuous investment program for each Subadvised Fund. The Adviser periodically reviews investment policies and strategies of each Subadvised Fund and based on the need of a particular Subadvised Fund may recommend changes to the investment policies and strategies of the Subadvised Fund for consideration by its Board. For its services to each Subadvised Fund, the Adviser receives an investment advisory fee from that Subadvised Fund as specified in the applicable Investment Advisory Agreement based on that Subadvised Fund's average daily net assets. The terms of the Investment Advisory Agreements also permit the Adviser, subject to the approval of the relevant Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Funds (if required by applicable law), to delegate portfolio management responsibilities of all or a portion of the assets of the Subadvised Fund to one or more subadvisers ("Subadvisers"). The Adviser has entered into subadvisory agreements ("Subadvisory Agreements") with two Subadvisers to serve as

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[2] Each future investment advisory agreement between an Adviser and a Subadvised Fund is also included in the term "Investment Advisory Agreement".

[3] The term "Board" also includes the board of trustees or directors of a future Subadvised Fund.

Subadvisers to the Series.[4] Each Subadviser is, and any future Subadviser will be, an investment

adviser as defined in section 2(a)(20) of the Act as well as registered with the Commission as an

"investment adviser" under the Advisers Act. The Adviser evaluates, allocates assets to and

oversees the Subadvisers, and makes recommendations about their hiring, termination and

replacement to the Board, at all times subject to the authority of the Board. The Adviser

currently compensates each Subadviser out of the advisory fees paid to the Adviser under the

relevant Investment Advisory Agreement; in the future, Subadvised Funds may directly pay

advisory fees to the Subadvisers.

3.   Applicants request an order to permit the Adviser, subject to Board approval, to

select certain Subadvisers to manage all or a portion of the assets of a Subadvised Fund pursuant

to a Sub-Advisory Agreement and materially amend Sub-Advisory Agreements without

obtaining shareholder approval. The requested relief will not extend to any Subadviser that is an

affiliated person, as defined in section 2(a)(3) of the Act, of the Trust or a Subadvised Fund or

the Adviser, other than by reason of serving as a Subadviser to Subadvised Funds ("Affiliated

Subadviser").

4.   Applicants also request an order exempting the Subadvised Funds from certain

disclosure provisions described below that may require the Applicants to disclose fees paid to

each Subadviser by the Adviser or a Subadvised Fund. Applicants seek an order to permit each

Subadvised Fund to disclose (as a dollar amount and a percentage of each Subadvised Fund's net

assets) only: (a) the aggregate fees paid to the Adviser and any Affiliated Subadvisers; and (b)

the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the

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[4] The Adviser has entered into Subadvisory Agreements with (i) Wellington Management Company LLP
as a subadviser to manage the Domini Social Equity Fund and Domini International Social Equity Fund;
and (ii) Seix Investment Advisors LLC as a subadviser to manage the Domini Social Bond Fund. Neither
of the existing subadvisers is affiliated with the Adviser.

"Aggregate Fee Disclosure"). A Subadvised Fund that employs an Affiliated Subadviser will provide separate disclosure of any fees paid to the Affiliated Subadviser.

Applicants' Legal Analysis:

1. Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2. Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3. Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("Exchange Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4. Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a

registered investment company to include in its financial statement information about the investment advisory fees.

5. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6. Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Subadvisers who are best suited to achieve the Subadvised Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the Subadvised Funds and may preclude the Subadvised Funds from acting promptly when the Adviser and Board consider it appropriate to hire Subadvisers or amend Subadvisory Agreements. Applicants note that the Investment Advisory Agreements and any Subadvisory Agreement with an Affiliated Subadviser (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7. If new Subadvisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager

Notice and Multi-manager Information Statement;[5] and (b) the Subadvised Fund will make the

Multi-manager Information Statement available on the website identified in the Multi-manager

Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-

manager Information Statement) is first sent to shareholders, and will maintain it on that website

for at least 90 days. In the circumstances described in this Application, a proxy solicitation to

approve the appointment of new Subadvisers provides no more meaningful information to

shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated

above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of

the 1940 Act before entering into or amending Sub-Advisory Agreements.

       8.   Applicants assert that the requested disclosure relief would benefit shareholders of

the Subadvised Funds because it would improve the Adviser's ability to negotiate the fees paid

to Subadvisers. Applicants state that the Adviser may be able to negotiate rates that are below a

Subadviser's "posted" amounts if the Adviser is not required to disclose the Subadvisers' fees to

the public. Applicants submit that the requested relief will also encourage Subadvisers to

negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made

public.

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[5] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in the Application will be approved by a majority of the Subadvised Fund's outstanding voting securities as defined in the Act or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public.

2.   The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.   Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

8.   Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.   Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

10.   The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets and, subject to review and approval of the Board, will: (i) set the Subadvised Fund's overall investment strategies; (ii) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund's assets; (iii) allocate and, when appropriate, reallocate the Subadvised Fund's assets among Subadvisers; (iv) monitor and

evaluate the Subadvisers' performance; and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund's investment objective, policies and restrictions.

11.   No Trustee or officer of the Trust or of a Subadvised Fund or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

12.   Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

14.   For Subadvised Funds that pay fees to a Subadviser directly from fund assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

   For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary